SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

August 28, 2012

Commission File Number	Translation of registrant's name into English; Address of principal executive offices
BHP Billiton Plc (REG. NO. 3196209) NEATHOUSE PLACE, VICTORIA, LONDON, UNITED KINGDOM
-	BHP Billiton Limited (ABN 49 004 028 077) 180 LONSDALE STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA

Indicate by check mark whether the registrant files or will

file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.

Yes            No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.

Issued by:
BHP Billiton Plc

Date:
28 August 2012

To:
London Stock Exchange
Australian Securities Exchange

cc:
JSE Limited
New York Stock Exchange

For Release:
Immediately

Contact:
Elizabeth Hobley +44 (0) 20 7802 4054

BHP Billiton Plc: Notification of Major Interest in Shares

The following notification was received on 24 August 2012, by BHP Billiton Plc from Norges Bank relating to major interests in shares of BHP Billiton Plc.

BHP Billiton Limited ABN 49 004 028 077
Registered in Australia
Registered Office: 180 Lonsdale Street
Melbourne Victoria 3000 Australia
Tel +61 1300 55 4757 Fax +61 3 9609 3015

BHP Billiton Plc Registration number 3196209
Registered in England and Wales
Registered Office: Neathouse Place
London SW1V 1BH United Kingdom
Tel +44 20 7802 4000 Fax +44 20 7802 4111

Members of the BHP Billiton Group which is headquartered in Australia

TR1: NOTIFICATION OF MAJOR INTEREST IN SHARES

1. Identity of the issuer or the underlying issuer
of existing shares to which voting rights are
attached:
BHP Billiton Plc
GB0000566504

2. Reason for the notification (please tick the appropriate box or boxes):

An acquisition or disposal of voting rights X

An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached NA

An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments NA

An event changing the breakdown of voting rights NA

Other (please specify): NA

3. Full name of person(s) subject to the
notification obligation:
Norges Bank

4. Full name of shareholder(s)
(if different from 3.):
NA

5. Date of the transaction and date on
which the threshold is crossed or reached:
22nd August 2012

6. Date on which issuer notified:
24th August 2012

7. Threshold(s) that isare crossed or reached:
3 percent

8. Notified details:
A: Voting rights attached to shares

Class type of shares (if possible using the ISIN CODE):
GB0000566504

Situation previous to the triggering transaction:
Number of Shares:
63,516,359
Number of Voting Rights:
63,516,359

Resulting situation after the triggering transaction:
Number of shares (Direct):
63,247,753
Number of voting rights (Direct):
63,247,753
Number of voting rights (Indirect):
NA

Percentage of voting rights (Direct):
2.99 percent
Percentage of voting rights (Indirect):
NA

B: Qualifying Financial Instruments
Resulting situation after the triggering transaction:

Type of financial instrument:
NA
Expiration date:
NA
Exercise Conversion Period:
NA
Number of voting rights that may be acquired if the instrument is exercised converted.
NA
Percentage of voting rights:
NA

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments
Resulting situation after the triggering transaction:

Type of financial instrument:
CFD
Exercise price:
NA
Expiration date:
NA
Exercise Conversion period:
NA
Number of voting rights instrument refers to:
3,000
Percentage of voting rights:
Nominal:
0.0001 percent
Delta:
0.0001 percent

Total (A+B+C):
Number of voting rights:
63,247,753
Percentage of voting rights:
2.99 percent

9. Chain of controlled undertakings through which the voting rights andor the financial instruments are effectively held, if applicable:
NA

Proxy Voting:

10. Name of the proxy holder:
Norges Bank

11. Number of voting rights proxy holder will cease to hold:
NA

12. Date on which proxy holder will cease to hold voting rights:
NA

13. Additional information:
None

14. Contact name:
Jonas Lexmark

15. Contact telephone number:
+47 2407 3134

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Plc (REG. NO. 3196209) BHP Billiton Limited (ABN 49 004 028 077)
Date : August 28, 2012	By:	/s/ Jane McAloon
	Name:	Jane McAloon
	Title:	Group Company Secretary